

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2014

<u>Via E-mail</u>
Lirong Wang
President
Mullan Agritech, Inc.
Quastisky Building, PO Box 4389, Road Town
Tortola, British Virgin Islands

> **Re: Mullan Agritech, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10-12G**
> **Filed September 10, 2014**
> **File No. 000-55007**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

<u>Related Transactions, page 8</u>

1. We note your disclosure that you had a loan payable to Mr. Lirong Wang. Please disclose the principal amount of the loan and the date on which it was entered into. If the loan is evidenced in writing, please file it as an exhibit.

You may contact, Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director